
Mail Stop 4561

January 26, 2018

Stephen DiFerdinando
Chief Executive Officer
Brightways Corporation
127 Flowers Avenue
Langhorne, PA 19047

> **Re: Brightways Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 5, 2018**
> **File No. 024-10785**

Dear Mr. DiFerdinando:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

The Company and Business Summary

Overview, page 6

1. We note that you expect to begin the testing phase for your network switch in the first quarter of 2018. Please revise to indicate what the testing phase will consist of and how you will measure the results.

2. Ensure that each statement or assertion of opinion or belief provided is clearly characterized as such and a reasonable factual basis exists for each. Please provide support for the following statements and revise throughout:
    - "[E]xpected to increase or supercharge data center network speed by the same 40% based on our internal "Switchmaker Simulator"; and

- "[D]ata centers today account for approximately 8% of the world's electricity consumption."

Use of Proceeds to Issuer, page 22

3. Please revise to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

4. You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered.

Intellectual Property, page 26

5. We note your disclosure that your ability to compete depends substantially on your intellectual property. In addition, you disclose that on June 15, 2016 you issued 8,999,400 shares of common stock to your CEO in exchange for certain intellectual property rights. Please provide the material terms and expiration of intellectual property currently owned by the company. Refer to Item 7(a)(2) of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources for the Period Ended June 30, 2017, page 27

6. We note your disclosure that you anticipated having a cash balance of $200,000 at December 31, 2017. Please disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise 25%, 50% or 75% of the maximum offering.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
        Legal and Compliance, LLC